Filed by GrandSouth Bancorporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: GrandSouth Bancorporation
Filer’s Commission File No.: 000-31937
Date: July 14, 2022

July 14, 2022

Dear Shareholder:

On June 21, 2022, GrandSouth Bancorporation (“GrandSouth”), parent of GrandSouth Bank, announced a proposed merger with First Bancorp, the parent of First Bank. The financial details are set forth in the attached copy of the press release announcing the transaction, and in the coming months, you will receive a full proxy statement/prospectus describing the transaction and soliciting your vote on the merger. In the meantime, we are pleased to provide you more information about this merger.

We believe the proposed combination with First Bancorp offers our shareholders many great benefits. Following the merger, the combined bank is expected to have over $12 billion in assets. This transaction will provide the combined company a substantial market presence in both North and South Carolina. We believe that this increased size will benefit our shareholders. The projected quarterly dividend (based on the most recent dividend paid to First Bancorp shareholders and the merger share exchange rate) will increase your dividends by 54%. Finally, the shares you will receive upon the completion of the merger with First Bancorp will be shares in a company with currently over a $1 billion market capitalization traded on The Nasdaq Global Select Market. This will give you the ability to buy and sell more freely. As noted in the enclosed, our Series A Preferred and Common Stock shareholders will both receive First Bancorp Common Stock as merger consideration.

For our customers and communities, the merger will allow us to continue to operate as a community bank. The culture of the two companies is very similar, emphasizing great service to our customers. It is through the hard work of our employees and the support of our communities that we are able to be a part of this great transaction. I hope you will join me in expressing your appreciation to our employees and voting in favor of the merger.

We are very excited for the future, and I invite you to contact me if you have any questions.

Sincerely,

Mason Y. Garrett

Chairman and Chief Executive Officer

Cautionary Statements Regarding Forward-Looking Information

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected returns and other benefits of the merger to shareholders. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger may not be timely completed, if at all; that prior to completion of the merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger; diversion of management time to merger-related issues; deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which GrandSouth and First Bancorp are engaged; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in GrandSouth’s Form 10-K for the year ended December 31, 2021 and other documents subsequently filed by GrandSouth with the SEC. GrandSouth and First Bancorp caution that the foregoing list of factors is not exclusive. Consequently, no forward-looking statement can be guaranteed. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to GrandSouth and First Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither GrandSouth nor First Bancorp undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this letter, GrandSouth and First Bancorp claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

This communication is being made in respect of the merger involving GrandSouth and First Bancorp. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, First Bancorp will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for GrandSouth’s shareholders. GrandSouth and First Bancorp also plan to file other documents with the SEC regarding the merger. GrandSouth will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ENTIRE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The proxy statement/prospectus, as well as other filings containing information about GrandSouth and First Bancorp, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, from GrandSouth’s website (https://www.grandsouth.com/) and First Bancorp’s website (http://www.localfirstbank.com).

Participants in the Merger Solicitation

GrandSouth and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of GrandSouth in respect of the merger. Information regarding the directors and executive officers of GrandSouth and other persons who may be deemed participants in the solicitation of GrandSouth’s shareholders in connection with the merger will be included in the proxy statement/prospectus for GrandSouth’s special meeting of shareholders, which will be filed by First Bancorp with the SEC. Information about GrandSouth’s directors and executive officers can also be found in GrandSouth’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 11, 2022, and other documents subsequently filed by GrandSouth with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Joint Press Release for Immediate Release

Inquiries to:

Hillary Kestler, PR Director, First Bancorp

704.644.4137

hkestler@localfirstbank.com

JB Schwiers, President, GrandSouth Bancorporation

864.770.1000

jbs@grandsouth.com

FIRST BANCORP ACCELERATES ITS SOUTH CAROLINA EXPANSION WITH THE ACQUISITION OF GRANDSOUTH BANCORPORATION

June 21, 2022 (Southern Pines, NC and Greenville, SC) – First Bancorp (Nasdaq: FBNC), the parent company of First Bank, and GrandSouth Bancorporation (“GrandSouth”), the parent company of GrandSouth Bank, announced today the signing of a definitive merger agreement under which First Bancorp will acquire GrandSouth in an all-stock transaction with a total current value of $181.1 million, or $31.43 per share, based on First Bancorp’s stock price as of June 17, 2022.

The merger agreement, unanimously approved by the board of directors of each company, is expected to close in the late fourth quarter of 2022 or early first quarter of 2023, subject to customary conditions, including GrandSouth shareholder approval and regulatory approval. At closing, GrandSouth shareholders will receive 0.910 shares of First Bancorp’s common stock for each share of GrandSouth’s common and preferred stock.

GrandSouth Bank currently operates eight branches in South Carolina in key towns and cities that match First Bank’s desired areas for growth, including Greenville, Fountain Inn, Anderson, Greer, Columbia, Orangeburg, and Charleston. With a focus on small business banking, the acquisition complements First Bank’s strengths in that area.

“GrandSouth is in great communities with talented bankers,” said Mike Mayer, President and CEO of First Bank. “Our cultures are very similar and we are excited to bring our teams together.”

Upon completion of the acquisition, the combined company is expected to have over $12 billion in assets, $7 billion in loans, and $10 billion in deposits. This transaction represents an opportunity to accelerate First Bank’s South Carolina expansion.

“We are very excited about this partnership and the unique opportunity it presents,” said J.B. Schwiers, President and Director of GrandSouth. “We have long admired First Bancorp, and our combined company will be positioned to capitalize on an enhanced presence in exceptional markets, talent, and financial strength.”

Keefe, Bruyette & Woods, Inc. served as financial advisor to First Bancorp and Brooks, Pierce, McLendon, Humphrey & Leonard, LLP provided legal counsel. Piper Sandler & Co. served as financial advisor to GrandSouth and Nelson Mullins Riley & Scarborough LLP served as legal counsel.

INVESTOR PRESENTATION

Further information on the terms of this transaction will be included in an Investor Presentation to be filed by First Bancorp and GrandSouth with the Securities and Exchange Commission (the “SEC”).

FIRST BANCORP

First Bancorp is a bank holding company headquartered in Southern Pines, North Carolina, with total assets of approximately $10.5 billion at March 31, 2022. Its principal activity is the ownership and operation of First Bank, a state-chartered community bank that operates 110 branches in North Carolina and South Carolina. Since 1935, First Bank has taken a tailored approach to banking, combining best-in-class financial solutions, helpful local expertise, and technology to manage a home or business. First Bancorp’s common stock is traded on the NASDAQ Global Select Market under the symbol “FBNC.” Visit our website at www.LocalFirstBank.com. Member FDIC, Equal Housing Lender.

GRANDSOUTH BANCORPORATION

GrandSouth is a bank holding company with assets of $1.3 billion at March 31, 2022. GrandSouth Bank provides a range of financial services to individuals and small and medium sized businesses. GrandSouth Bank has eight branches in South Carolina, located in Greenville, Fountain Inn, Anderson, Greer, Columbia, Orangeburg and Charleston.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed merger between First Bancorp and GrandSouth, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those anticipated by such statements for a variety of factors including, without limitation: the businesses of First Bancorp and GrandSouth may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; the shareholders of GrandSouth may not approve the merger.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving First Bancorp and GrandSouth. This material is not a solicitation of any vote or approval of the shareholders of GrandSouth and is not a substitute for the proxy statement/prospectus or any other documents which First Bancorp and GrandSouth may send to shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, First Bancorp intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of GrandSouth and a prospectus of First Bancorp, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of First Bancorp’s and GrandSouth’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their Proxy Statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. GrandSouth will mail the proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF GRANDSOUTH ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about First Bancorp and GrandSouth at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by First Bancorp on its website at http://www.localfirstbank.com and by GrandSouth on its website at http://www.grandsouth.com.

GrandSouth and certain of its directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of GrandSouth’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of GrandSouth Bancorporation and their ownership of GrandSouth common stock is set forth in the proxy statement for GrandSouth’s 2022 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 11, 2022. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.